UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 6, 2008

Commission File Number: 001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

IMPORTANT NOTICES

ASIA SPECIAL SITUATION ACQUISITION CORP. (“ASSAC”) AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ASSAC’S SHAREHOLDERS TO BE HELD TO APPROVE THE STOCK PURCHASE AGREEMENT AND MERGER AGREEMENT (EACH DEFINED HEREIN), AND THE TRANSACTIONS CONTEMPLATED THEREIN. SHAREHOLDERS OF ASSAC AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ASSAC’S PROXY STATEMENT IN CONNECTION WITH ASSAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION.

SUCH PERSONS ARE ALSO ADVISED TO READ ASSAC’S FINAL PROSPECTUS DATED JANUARY 16, 2008 FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF ASSAC’S OFFICERS AND DIRECTORS AND THEIR RESPECTIVE INTERESTS SHOULD THE STOCK PURCHASE AGREEMENT AND MERGER AGREEMENT BE CONSUMMATED.

THE PROXY STATEMENT WILL BE MAILED TO SHAREHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE STOCK PURCHASE AGREEMENT AND MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO:

ASIA SPECIAL SITUATION ACQUISITION CORP.
C/O M&C CORPORATE SERVICES LIMITED
P.O. BOX 309 GT, UGLAND HOUSE
SOUTH CHURCH STREET
GEORGE TOWN, GRAND CAYMAN
CAYMAN ISLANDS

THE FINAL PROSPECTUS DATED JANUARY 16, 2008 CAN BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE AT HTTP://WWW.SEC.GOV.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

IN CONNECTION WITH THE PROPOSED MERGER, ASSAC AND ChinaTel WILL FILE RELEVANT MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”), INCLUDING A REGISTRATION STATEMENT THAT WILL CONTAIN A JOINT PROSPECTUS AND INFORMATION STATEMENT. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV. SUCH DOCUMENTS ARE NOT CURRENTLY AVAILABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT INFORMATION STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER.

Entry Into a Material Definitive Agreement

As previously reported by Asia Special Situation Acquisition Corp., a Cayman Islands corporation (“ASSAC”), in its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on July 10, 2008, on July 8, 2008 ASSAC entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with ChinaTel Group, Inc. (“ChinaTel”), Trussnet USA, Inc. (“Trussnet”) and George Alvarez, President and Chief Executive Officer of ChinaTel.   The Stock Purchase Agreement provided for the investment by ASSAC into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share.

On August 6, 2008, ASSAC, ChinaTel, Trussnet and George Alvarez amended and restated the Stock Purchase Agreement in its entirety, by executing an Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 (the “Amended Stock Purchase Agreement”). Under the Amended Purchase Agreement, ASSAC will purchase for $105,000,000 a total of 46,666,667 shares of the issued and outstanding ChinaTel Class A common stock at a per share price of $2.25, and purchase for an additional $165,000,000 a total of 16,500,000 shares of ChinaTel’s voting Series A preferred stock (valued at $10.00 per share). The Series A Preferred Stock is convertible into ChinaTel’s  Class A common stock at the rate of 4.444 shares of ChinaTel Class A common stock for each share of Series A Preferred Stock converted, or a total of additional 73,333,333 shares of ChinaTel Class A common stock (also valued at $2.25 per share) if all shares of Series A preferred stock are converted.

At closing, ASSAC will purchase the 46,666,667 shares of ChinaTel Class A common stock by paying $105,000,000 in cash and will pay the $165,000,000 purchase price for the 16,500,000 shares of voting Series A preferred stock by issuing ASSAC’s non-interest bearing non-recourse $165.0 million note due March 31, 2009. To secure payment of its note, ASSAC will pledge to ChinaTel all of the 16,500,000 of the shares of Series A preferred stock being acquiring as sole collateral. Under the terms of the Note and the Amended Stock Purchase Agreement, ASSAC is required to prepay the note from any net proceeds it receives from the sale of additional ASSAC securities or the exercise of the currently outstanding 11,500,000 publicly traded ASSAC warrants. Such warrants will not become exercisable until the later to occur of the closing under the Amended Stock Purchase Agreement and January 16, 2009. If and to the extent that the note is paid down prior to maturity one share of ChinaTel Series A preferred stock will be released from the pledge for each $10.00 paid. To the extent not paid in full by the March 31, 2009 maturity date, ASSAC’s only liability will be forfeiture of those of the pledged shares not paid for.

In addition to the ChinaTel Class A common stock and Series A preferred stock, at closing of the share purchase ASSAC will receive, for no additional consideration, such number of shares of Class B common stock of ChinaTel, which when combined with the Class A common stock and the Series A preferred stock acquired by ASSAC, will assure that ASSAC will hold not less than 51% of the voting power of all of the outstanding capital stock of ChinaTel.

In addition to the Amended Stock Purchase Agreement, on August 6, 2008 ASSAC entered into an Agreement and Plan of Merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of ASSAC (“CHTL Acquisition”), George Alvarez, and the other principal shareholders of ChinaTel. Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition will be merged with and into ChinaTel, with ChinaTel as the surviving corporation of the merger (the “Merger”). As a result of the Merger, ChinaTel will become a wholly-owned subsidiary of ASSAC.

Under the terms of the Merger:

(i) each outstanding share of ChinaTel Class A common stock that is not owned by ASSAC will be exchanged for the right to receive 0.225 of an ASSAC ordinary share,

(ii) each outstanding share of ChinaTel preferred stock that is not owned by ASSAC will be exchanged for the right to receive such number of ASSAC ordinary shares or fraction of an ASSAC ordinary share as shall be determined by (y) converting such share of ChinaTel preferred stock, at the conversion price then in effect, into the applicable number of shares of ChinaTel Class A common stock, and (z) multiplying such number of ChinaTel preferred stock conversion shares by 0.225, and

(iii) each $1.00 principal amount of outstanding ChinaTel convertible debenture will be exchanged for $1.00 principal amount of ASSAC debenture due March 31, 2009 and convertible into 0.2368421 of an ASSAC ordinary share.

The ChinaTel exchange ratios are fixed and will not be adjusted to reflect stock price changes prior to closing of the Merger. In addition, the ChinaTel principal shareholders will receive in the Merger in exchange for their ChinaTel Class B common stock a total of 1,000,000 shares of ASSAC Series A voting preferred stock which will have no economic value, but until 2023, will vote as a single class with the ASSAC ordinary shares on the basis of 100 votes for each share of preferred stock. All ChinaTel shares owned by ASSAC prior to closing of the merger under the Amended Purchase Agreement will be cancelled and all ASSAC shareholders and warrant holders will continue to own their existing ASSAC ordinary shares and warrants which will not be exchanged in the Merger. The value of the merger consideration that may be received by ChinaTel stockholders in exchange for their ChinaTel shares and debentures will fluctuate with the market price of ASSAC ordinary shares.

In May 2008, ChinaTel acquired Trussnet, a recently formed company that provides telecommunication engineering and construction services in China. Trussnet and its controlled subsidiaries are parties to a series of contracts with CECT-ChinaComm Communications Ltd. ("ChinaComm"), a licensed telecommunications corporation organized under the laws of the People’s Republic of China. The contracts call for Trussnet and its subsidiaries to engineer, install and operate a next generation wireless Internet access network to bring high-speed wireless broadband services to mainland Chinese residents, businesses and government agencies. It is expected that Trussnet and its subsidiaries will serve as exclusive contractor for the operation of a 3.5 GHz world-wide interoperability for microwave access ("WiMAX") and Mesh Wi-Fi broadband network in 29 major cities throughout the People’s Republic of China (the “WiMAX Installations”). ChinaComm currently possesses a short-term WiMAX license from the Ministry of Information and Industry of China (the “MII”). The WiMAX Installations will be operated by ChinaComm under a renewed WiMAX license expected to be issued by the MII within the next 60 days. Upon consummation of ASSAC's purchase of ChinaTel capital stock under the Amended and Restated Stock Purchase Agreement, an aggregate of not less than $196,000,000 will be utilized by ChinaTel to finance the installation and operation of the WiMAX Installation.  ChinaTel is obligated to provide funding to ChinaComm within 20 business days after the renewed WiMAX license is issued by the MII.

WiMAX has significant worldwide support of many global tier-one telecommunication providers, including Sprint, British Telecom, AT&T, Deutsche Telecom, Clearwire and Qwest, who are all members of the WiMAX Forum, a leading industry trade group. According to the China Internet Network Information Center, a PRC government agency, in June 2008 the PRC's Internet population has surpassed the United States to become the largest in the world with approximately 253 million people online, which is an approximately 56% increase over the same period of 2007. However, the share of the Chinese public using the Internet is just 19.1%, but according to BDA, an independent Hong Kong telecommunications consultant, the PRC is adding approximately 200,000 new Internet users per day.

The consummation of the transactions with ChinaTel under the Amended Stock Purchase Agreement and the Merger Agreement are subject to a number of conditions, including:

(i) either ASSAC or ChinaTel obtaining additional debt or equity financing (in addition to the $115.0 million in the ASSAC trust account) of not less than $105.0 million, all upon such terms and conditions as the parties shall mutually agree;

(ii) legal confirmation of a renewed WiMAX license on satisfactory terms and conditions

(iii) ASSAC obtaining the requisite shareholder approval for the transactions; and

(iv) the absence of redemptions by ASSAC shareholders in amounts requiring payments from ASSAC's trust account that would make the ChinaTel transactions impossible or not feasible.

 ASSAC intends to distribute proxy materials to seek shareholder approval of the ChinaTel Transactions within the next 30 days or less. Because ASSAC is a “foreign private issuer” as defined in the rules of the SEC, such materials are not required to be filed in preliminary form and will not be reviewed by the SEC prior to their distribution to our shareholders. There can be no assurance that the renewed WiMAX license will be issued to ChinaComm or that the transactions contemplated by the Amended Stock Purchase Agreement and related Merger Agreement with ChinaTel will be approved by our shareholders or otherwise consummated, even if such approval is obtained.

The holders of a majority of the outstanding shares of ChinaTel voting common stock have approved ASSAC’s purchase of shares of common stock of ChinaTel and the Amended Stock Purchase Agreement, as well as the Merger and the Merger Agreement. ChinaTel has informed ASSAC that no further vote of ChinaTel stockholders will be taken, and no proxies or consents from ChinaTel stockholders will be solicited. Prior to consummation of the Merger, ASSAC will register under a registration statement to be filed with and declared effective by the SEC, the ASSAC ordinary shares issuable in the Merger to holders of ChinaTel capital stock. ChinaTel stockholders are encouraged to read the registration statement and the joint information statement/prospectus and any other relevant documents filed with the SEC carefully, including the Current Report on Form 8-K ChinaTel has filed, because they will contain important information about the Merger.

On August 11, 2008, ASSAC and ChinaTel issued a joint press release announcing the entry into the Amended Stock Purchase Agreement and Merger Agreement, a copy of which is attached hereto as Exhibit 99.1.

Exhibits.

Exhibit Number	Description
10.1	Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 by and among Asia Special Situation Acquisition Corp., ChinaTel Group, Inc., Trussnet USA, Inc. and George Alvarez.

10.2
Agreement and Plan of Merger dated as of August 4, 2008 by and among Asia Special Situation Acquisition Corp., ChinaTel Group, Inc., CHTL Acquisition Corp., George Alvarez, and the other principal shareholders of ChinaTel Group, Inc.

10.3	Form of Pledge Agreement by and among Asia Special Situation Acquisition Corp., ChinaTel Group, Inc. and Horwitz, Cron & Jasper, P.L.C., as collateral agent.

10.4	Form of Promissory Note of Asia Special Situation Acquisition Corp. to be issued to ChinaTel Group, Inc.

99.1	Joint Press Release of Asia Special Situation Acquisition Corp. and ChinaTel Group, Inc. dated as of August 11, 2008.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

August 11, 2008	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President